Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

August 18, 2021

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Raymond A. Be

Re:       MVP Private Markets Fund

File Nos. 333-255412, 811-23656

Dear Mr. Be:

The following responds to the comments you provided via email on May 21, 2021 in connection with your review of a registration statement (the “Registration Statement” filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register the MVP Private Markets Fund (the “Fund” or “Registrant”).1 The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

General

1.	Comment: We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

    Response: The Registrant acknowledges the Staff’s comment.

2.	Comment: Please supplementally explain if you have received exemptive relief or submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, including with respect to transactions with certain affiliates.

Response: The Registrant confirms that it has received exemptive relief that allows the Fund to issue multiple classes of shares with varying sales loads and/or ongoing asset-based distribution and/or service fees with respect to certain classes (MVP Private Markets Fund, et al, Inv. Co. Act Rel. Nos. 34334 (July 16, 2021) (Notice) and 34356 (August 11, 2021) (Order)). The Registrant additionally confirms that an exemptive application was submitted on July 21, 2021 (812-15249) that, if granted, will allow the Fund to participate in transactions that might otherwise be prohibited by Section 17(d) of the 1940 Act with certain affiliates.

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

3.	Comment: We note your filing contemplates a formation transaction with a Predecessor Fund. Please explain to us the timing, material terms, and mechanics of your formation transaction and how it will be consummated in compliance with the federal securities laws, including Section 17 of the Investment Company Act of 1940.

Response: Pursuant to the GuideStone Financial, et al., SEC No-Action Letter (pub. avail. December 27, 2006), MVP Private Markets, L.P. (the “Predecessor Fund”) will, at the time of the reorganization, transfer its portfolio securities to the Registrant in exchange for shares of the Fund. The Registrant confirms that there will be no consideration, payments, and/or fees made in connection with the reorganization. The Registrant anticipates that as soon as possible after the effective date of the Registrant’s registration statement and contemporaneously with the public offering of its shares (the “Exchange Date”), pursuant to the terms of an Agreement and Plan of Exchange and Reorganization (the “Agreement”) between the Predecessor Fund, a Delaware limited partnership and the Fund, the Fund will acquire substantially all of the assets and liabilities of the Predecessor Fund in exchange for shares of the Fund of equal U.S. dollar value, and the Predecessor Fund will simultaneously distribute on a pro rata basis to the partners of the Predecessor Fund of all of the Fund shares received in exchange for their partnership interests in the Predecessor Fund in liquidation of the Predecessor Fund. Further, the transactions contemplated by the Agreement are intended to qualify as a nontaxable exchange under Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), followed by a nontaxable distribution under Section 731 of the Code.

4.	Comment: The term “private markets” in the Fund’s name suggests that the Fund focuses its investments in a particular type of investment. Disclose that the Fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its assets in “private markets” (including a reasonable definition of that term), whether the policy is fundamental, and (if not), that shareholders will receive at least 60 days’ notice of any change in the policy. See rule 35d-1 under the Investment Company Act of 1940.

Response: The Registrant has revised the disclosure to include a non-fundamental policy to invest, under normal circumstances, at least 80% of the value of its assets in “private market assets” and has disclosed that shareholders will receive at least 60 days’ notice of any change in such policy.

Prospectus

    The Fund (page 1)

5.	Comment: The disclosure states that the Predecessor Fund transferred “substantially all” of its portfolio securities to the Fund. Supplementally explain any portfolio securities that were not transferred to the Fund or that were sold within a year prior to the transfer. In addition, please tell us about any material investments purchased by the Predecessor Fund other than in the ordinary course.

Response: The Registrant respectfully notes that it does not expect any portfolio securities to remain in the Predecessor Fund upon its reorganization into the Fund.

6.	Comment: Please advise whether the Predecessor Fund and the Fund have comparable valuation policies and procedures and, if not, tell us any material adjustments to portfolio valuations made upon transfer to the Fund.

    Response: The Registrant confirms that the Predecessor Fund and the Fund have comparable valuation policies and procedures.

Investment Objective and Strategies (page 1)

7.	Comment: Consider breaking out the embedded list into bullet points. See Rule 421 under the Securities Act of 1933.

    Response: The Registrant has revised the disclosure as requested.

8.	Comment: The disclosure states that Direct Investments includes “other private assets.” Clarify what constitutes “other private assets.”

    Response: The Registrant has revised the disclosure to clarify that “other private assets” are assets that are not traded on a public securities exchange.

9.	Comment: The disclosure states that the Fund may invest in “other alternative strategies”. Clarify what constitutes “other alternative strategies.”

    Response: The Registrant has deleted the relevant portion of the disclosure.

Risk Factors (page 2)

10.	Comment: Provide a concise summary of the risk factors in this section.

    Response: The Registrant has revised the disclosure as requested.

Reports to Shareholders (page 6)

11.	Comment: To the extent the Fund intends to rely on rule 30e-3, as indicated on the cover page, please clarify and harmonize the disclosure in this section.

    Response: The Registrant has revised the disclosure as requested.

Summary of Fund Expenses (page 7)

12.	Comment: The disclosure states that Acquired Fund Fees and Expenses “do not reflect any performance-based fees or allocations paid by the Portfolio Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Portfolio Funds.” Supplementally explain the basis for excluding such fees. We may have further comment.

Response: The Registrant respectfully directs the Staff to Item 3 – Instruction 10(d) of Form N-2, which states that Acquired Fund expenses “do not include expenses (i.e., performance fees) that are calculated solely upon the realization and/or distribution of gains, or the sum of the realization and/or distribution of gains and unrealized appreciation of assets distributed in-kind”.

Use of Proceeds (page 8)

13.	Comment: Disclose how long it is expected to take to fully invest net proceeds in accordance with the Fund’s investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay. See Item 7.2 of Form N-2.

Response: The Registrant has revised the disclosure as requested.

Portfolio Planning (page 11)

14.	Comment: Disclose an estimate of the expected “capital allocation” for the Fund, and how the Adviser will determine such allocation.

Response: The Adviser expects to maintain a dynamic allocation and as a result, respectfully declines to revise the disclosure.

Borrowing by the Fund (page 12)

15.	Comment: We note your disclosure that the Fund “may enter into one or more credit agreements.” With a view to disclosure, please advise us of the size, timing and purpose of any intended near- term borrowings. Please consider the need for updated disclosure, including the presentation of interest expense in your fee table.

Response: The Registrant respectfully notes that it does not currently anticipate entering into credit agreements, but may do so in the future. As a result, the Fund believes that the current disclosure is accurate and respectfully declines to revise it at this time.

Risk Factors (page 13)

16.	Comment: The disclosure states that the description of the risk factors “do not purport to be a complete description of any of the particular risks referred to or a complete list of all risks involved in an investment in the Fund.” Also, under “Limits of Risks Disclosure” on page 27, the disclosure states that “The above discussions and the discussions in the SAI relating to various risks associated with the Fund, Fund Investments, and Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund.” Item 8.3 of Form N-2 requires the Fund to “disclose the risks associated with an investment in the [Fund].” Remove these sentences, or supplementally explain which risks have been excluded such that the description is not complete. It is appropriate to acknowledge that the disclosures may not include unknown risks that may be material to the Fund.

Response: The Registrant respectfully declines to delete the referenced disclosures, as such disclosure is acknowledgement that it is not viable to include risks that are unknown. However, the Registrant supplementally confirms that all of the principal risks of the Fund are currently disclosed in the prospectus.

Substantial Repurchases (page 14)

17.	Comment: Revise the disclosure to explain why substantial repurchases are a risk to the Fund if the Board is able to limit the amount of the repurchase offers.

Response: The Registrant has revised the disclosure as requested.

Investment Management Fee (page 30)

18.	Comment: Explain in plain English how the Incentive Fee is calculated, including the role and calculation of the Loss Recovery Account. Revised disclosure should also address what “net profit” is and highlight any differences from net income. Please also disclose how unrealized gains and losses will impact the Incentive Fee calculation.

Response: The Registrant respectfully believes that the current disclosure appropriately describes the calculation of the incentive fee and Loss Recovery Account; however, it has revised the disclosure to clarify “net profit” and how unrealized gains and losses will impact such calculation.

19.	Comment: We note that the advisory fee is calculated by reference to “Managed Investments,” a defined term that includes your unfunded investment commitments. Please revise your disclosure to explain how “unfunded investment commitments” is defined in your agreement and any policies and procedures in place to monitor and validate the completeness, accuracy, and appropriateness of unfunded investment commitments as it relates to the advisor’s fee.

Response: The Registrant confirms that it will revise the disclosure to clarify how “unfunded investment commitments” is defined in the advisory agreement. However, the Registrant respectfully notes that it expects, when adopting compliance policies and procedures pursuant to Rule 38a-1, to adopt procedures in accordance with new Rule 18f-4, which regulates a registered investment company’s entering into unfunded commitment agreements.

Procedures for Repurchase of Shares (page 37)

20.	Comment: Revise the disclosure to state that the Valuation Date will be no more than 60 days after the Expiration Date. In addition, supplementally explain why the Fund needs such a long period to determine the tender offer price given that it offers and sells securities, and therefore determines NAV, monthly.

Response: The Registrant has revised the disclosure as requested. The Registrant supplementally notes that valuing certain Fund Investments is a time and resource-heavy process, as it depends on Sponsor-reported valuations that can be difficult to obtain. This is consistent with industry practice.

21.	Comment: Please explain supplementally why the Initial Payment date being 15 days after the Repurchase Date is consistent with the prompt payment provision of the tender offer rules.

Response: The Registrant respectfully notes that the aforementioned payment timeline is consistent with industry practice and with informal Staff guidance.

22.	Comment: With regard to the repurchase offer, please disclose that, pursuant to Rule 13e-4(f)(2)(ii) under the Exchange Act, Shareholders have the right to withdraw their tender after the expiration of forty business days from the commencement of the tender offer, if not yet accepted for payment.

Response: The Registrant has revised the disclosure as requested.

Description of Shares (page 49)

23.	Comment: The disclosure states that “the Fund presently offers two classes of Shares. Harmonize this disclosure with disclosure elsewhere the that Fund has not yet received multi-class relief and will not offer Class A shares until it receives such relief.

Response: The Registrant has revised the disclosure as requested.

Additional Information (page 49)

24.	Comment: Clarify the role of the activities disclosed under “Futures Transactions” and “Subsidiaries” will be for the Fund. To the extent these will be principal strategies of the Fund, move this disclosure to the appropriate sections and address principal risks. To the extent they will not be principal strategies of the Fund, explain their context in the disclosure.

Response: The Registrant confirms that these activities will not be principal strategies of the Fund and has revised the disclosure to provide the requested context.

Legal Proceedings (page 51)

25.	Comment: The disclosure states that the Declaration of Trust “detailed process for bringing derivative actions by shareholders for claims other than federal securities law claims.” Disclose the material steps required by this process.

Response: The Registrant notes that the Declaration of Trust is included as an Appendix to the prospectus. As a result, the Registrant respectfully declines to revise the disclosure to detail the process.

Statement of Additional Information

Fundamental Policies (page 1)

26.	Comment: The disclosure states that, with respect to borrowings, “[t]his investment restriction does not apply to borrowings from affiliated investment companies or other affiliated persons of the Fund to the extent permitted by the Investment Company Act, the SEC or any other applicable authority.” Please explain supplementally what this sentence is referring to.

Response: The Registrant notes that the aforementioned disclosure has been deleted.

Part C: Other Information

Item 15. Financial Statements and Exhibits

27.	Comment: Please file the finalized exhibits once they are available.

    Response: The Registrant confirms that finalized exhibits will be filed when they are available.

Signatures

28.	Comment: Please add signature lines for the required officers and at least a majority of the Funds’ trustees. See Section 6 of the Securities Act.

Response: The Registrant confirms that signature lines for the required officers and at least a majority of the Fund’s trustees will be included in an amendment to the Fund’s Registration Statement.

Accounting Comments

Fee Table

29.	Comment: If the fund expects to engage in borrowing, please include an estimate of the interest and related charges expected to be incurred by the fund. Also, please ensure that the Investment Management Fee caption of the table includes management fees charged to the fund on assets acquired through borrowings.

    Response: The Registrant does not expect to engage in borrowing and therefore, respectfully declines to revise the disclosure.

30.	Comment: If any unfunded investment commitments are expected to transfer from the predecessor fund to the fund, please ensure that the Management Fee caption of the table includes the management fees charged to the fund through the unfunded commitments.

Response: The Registrant confirms that, to the extent unfunded investment commitments are expected to transfer from the Predecessor Fund to the Fund, the Management Fee caption of the table will include the management fees charged to the Fund through such unfunded investment commitments.

Summary

31.	Comment: The first sentence under Fees and Expenses - Incentive Fee on page 3 explains that the Adviser will be entitled to receive the incentive fee at the end of each calendar quarter, and at certain other times. Please explain at what other times, aside from at the end of each calendar quarter, the Adviser will be entitled to receive the incentive fee.

Response: The Registrant has revised the aforementioned disclosure to remove the parenthetical “at certain other times.”

32.	Comment: The third paragraph under Purchasing Shares explains that investments in Class A shares of the fund are sold subject to a sales charge of up to 1% of the investment. Please reconcile this paragraph with the Shareholder Fees section of the fee table, which shows a maximum sales load of 3.5% applicable to Class A shares.

Response: The aforementioned disclosure has been revised to reflect that Class A shares of the Fund are sold subject to a sales charge of up to 3.50% of the investment.

Incentive Fee

33.	Comment: Please include a graphic and examples to demonstrate the operation of the incentive fee.

Response: Shareholders of the Fund will be “qualified clients” within the meaning of Rule 205-3 under the Advisers Act. As such, the Fund does not believe this type of disclosure to be consistent with current industry practice or regulatory requirements, and further that given the numerous assumptions needed to produce any hypothetical example demonstrating the operation of the Incentive Fee, such a representation would not provide such shareholders with a useful representation of the operation of the Incentive Fee.

Distributor

34.	Comment: The second paragraph on page 31 explains that Class A shares of the fund are offered at their current net asset value less a maximum sales charge of 3.5%. Please revise this paragraph to explain that the sales charge is added to the net asset value per share to arrive at the total cost to invest.

Response: The Registrant has revised the disclosure as follows: Class A Shares in the Fund are offered at their current net asset value ~~less~~ plus a maximum sales charge of 3.50% of the subscription amount.

Predecessor Fund

35.	Comment: Please include the audited financial statements of MVP Private Markets, L.P., the predecessor fund. These financial statements should include audited GAAP financial statements for the most recent fiscal year, accompanied by an audited schedule of investments compliant with Article 12 of Regulation S-X, and any unaudited, interim financial statements necessary to meet the timeliness standards under Article 3-18 of Regulation S-X, accompanied by an unaudited schedule of investments compliant with Article 12 of Regulation S-X. Please also include the consent of the predecessor fund auditor.

Response: The Registrant confirms that it will provide audited financial statements of the Predecessor Fund that meet the aforementioned standards. The Registrant further confirms that the consent of the Predecessor Fund auditor will also be included.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

cc: Tony Burak, Securities and Exchange Commission